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EXHIBIT 12.1

Price Legacy Corporation
Computation of Ratios
(in thousands, except ratios)

	Year Ended December 31
	2003	2002	2001
EARNINGS
(Loss) Income from continuing operations	$(22,257)	$27,393	$30,130
Add: fixed charges	28,241	27,688	18,379
Less: capitalized interest	(1,738)	(2,001)	(1,586)

Income as adjusted	$4,246	$53,080	$46,923

FIXED CHARGES AND PREFERRED DIVIDENDS:
Fixed charges:
Interest costs	$26,503	$25,687	$16,793
Capitalized interest	1,738	2,001	1,586

Total fixed charges	28,241	27,688	18,379
Preferred stock dividends	49,821	48,849	37,442

Total fixed charges and preferred dividends	$78,062	$76,537	$55,821

Ratio of earnings to fixed charges	0.15	1.92	2.55

Ratio of earnings to combined fixed charges and preferred stock dividends	0.05	0.69	0.84

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Price Legacy Corporation Computation of Ratios (in thousands, except ratios)